Exhibit 16.1

July 15, 2005

Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for AFC Enterprises, Inc. and, under the date of March 26, 2005, we reported on the consolidated financial statements of AFC Enterprises, Inc. and subsidiaries as of and for the years ended December 26, 2004 and December 28, 2003, and under date of April 25, 2005, we reported on management’s assessment of the effectiveness of internal control over financial reporting as of December 26, 2004, and the effectiveness of internal control over financial reporting as of December 26,2004.

On July 11, 2005 our appointment as principal accountants was terminated. We have read AFC Enterprises, Inc.’s statements included under Item 4.01 of its Form 8-K dated July 15, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with paragraphs 5 to 7 of Item 4.01.

Very truly yours,